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Exhibit 3.79

ARTICLES OF INCORPORATION
OF
[ENTITY NAME]

        The undersigned, for purposes of forming a corporation, for profit in accordance with Chapter 1701 of the Ohio Revised Code, does hereby state the following:

        I.    Name.    The name of the Corporation shall be [ENTITY NAME].

        II.    Place of Business.    The place in Ohio where the principal office of the Corporation is to be located is 200 Smokerise Drive, Wadsworth, Medina County, Ohio 44281.

        III.    Purpose.    The purposes for which the Corporation is formed shall be:

  a.
  To engage in a lawful activity of business not contrary to and for which a corporation may be formed under the laws of the State of Ohio and to have and exercise all powers, rights and privileges conferred by the laws of Ohio on a corporation, including but not limited to buying, leasing or otherwise disposing of any interest in any property, real or personal, of whatever nature and wheresoever situated and buying and selling stocks, bonds or any other security of any issuer as the corporation by action of its Board of Directors may at any time and from time to time deem advisable.

  b.
  To create a private corporation to construct or to acquire a housing project or projects, and to operate the same;

  c.
  To enable the financing of the construction of such rental housing with the assistance of mortgage insurance under the National Housing Act;

  d.
  To enter into, perform, and carry out contracts of any kind necessary to, or in connection with, or incidental to, the accomplishment of the purposes of the corporation, including, expressly, any contract or contracts with the Secretary of Housing and Urban Development which may be desirable or necessary to comply with the requirements of the National Housing Act, as amended, and the Regulations of the Secretary thereunder, relating to the regulation or restriction of mortgagors as to rents, sales, charges, capital structure, rate of return and methods of operation;

  e.
  To acquire any property, real or personal, in fee or under lease, or any rights therein or appurtenant thereto, necessary for the construction and operation of such project;

  f.
  To borrow money, and to issue evidence of indebtedness, and to secure the same by mortgage, deed of trust, pledge, or other lien, in furtherance of any or all of the objects of its business in connection with said project.

  g.
  To carry on any or all of its operations and business, and to promote its objects within the State of Ohio, or elsewhere, without restriction as to place or amount.

  h.
  To enter into limited partnerships; to act as a general or limited partner in limited partnerships.

  i.
  To manage residential, commercial and industrial lands and buildings.

  j.
  To engage in any lawful act or activity for which a corporation may be formed under sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code.

        IV.    Powers.    The corporation shall have the power to do and perform all things whatsoever set out in Article III. above, and necessary or incidental to the accomplishment of said purposes. The corporation, specifically and particularly, shall have the power and authority to enter into a Regulatory Agreement setting out the requirements of the Secretary of Housing and Urban Development.

        V.    Capital Stock.    The number of shares of capital stock which the Corporation is out authorized to have outstanding is Seven Hundred Fifty (750) shares, all of which shall be common shares without par value.

        VI.    Stated Capital.    The amount of capital with which the Corporation will begin business s a not be less than Five Hundred Dollars ($500.00).

        VII.    Certain Transactions.    No person shall be disqualified from being a director o the Corporation cause he or she is or may be a party to, and no director of the Corporation shall be disqualified from entering into, any contract or other transaction to which the Corporation is or may be a party. No contract or other transaction to which the Corporation is or may be a party shall be void or voidable for reason that any director or officer or other agent of the Corporation is a party thereto, or otherwise has any direct or indirect interest in such contract or transaction or in any other party thereto, or for reason that any interested director or officer or other agent of the Corporation authorizes or participates in authorization of such contract or transaction:

  a.
  if the material facts as to such interest are disclosed or are otherwise known to the board of directors or applicable committee of directors at the time the contract or transaction is authorized, and at lease a majority of the disinterested directors or disinterested members of the committee vote for or otherwise take action authorizing such contract or transactions, even though such disinterested directors or members are less than a quorum; or

  b.
  if the contract or transaction:

  i.
  is not less favorable to the Corporation than an arm's length contract or transaction in which no director or officer or other agent of the Corporation has any interest; or

  ii.
  is otherwise fair to the Corporation as of the time it is authorized. Any interested director may be counted in determining the presence of a quorum at any meeting of the board of directors or any committee thereof which authorizes the contract or transaction.

        VIII.    Authority to Repurchase Capital stock.    The Corporation by its board of directors is authorized, except to the extent prohibited by law, to repurchase, redeem or otherwise acquire, from time to time and at any time, shares of any class of capital stock issued by it.

        IX.    I.R.C. Section 1244 Stock.    The directors of the Corporation are authorized to issue unsubscribed capital stock of the Corporation at such times and in such amounts as it shall determine and to accept in payment thereof cash, labor done, personal property, real property or leases thereof, or such other property as the board may deem necessary for the business of the Corporation. Said stock to be issued may be in compliance with Section 1244 of the Internal Revenue Code of 1956 as amended.

Dated: 11-14-90	By:	/s/ ROBERT LEATHERMAN Rotbert Leatherman Incorporator 200 Smokerise Drive Wadsworth, Ohio 44281 (216) 336-6684

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ARTICLES OF INCORPORATION OF [ENTITY NAME]